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                               March 6, 2024

       Au Ho (Arthur) Chi
       Chief Financial Officer
       Wellchange Holdings Co Ltd
       Unit E, 11/F, Billion Plaza 2, 10 Cheung Yue Street
       Cheung ShaWan, Kowloon, Hong Kong

                                                        Re: Wellchange Holdings
Co Ltd
                                                            Registration
Statement on Form F-1
                                                            Filed February 8,
2024
                                                            File No: 333-276946

       Dear Au Ho (Arthur) Chi:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Form F-1 filed February 8, 2024

       Our Customers, page 111

   1.                                                   You disclosed that you
had two customers that accounted for 32% of the company   s total
                                                        revenue for the six
months ended June 30, 2023. Please disclose the material terms of any agreements with these
customers, including the identity, term and termination provisions of any agreements.
       Financial Statements - June 30, 2023 and 2022
       Note 12. Shareholders' Equity, page F-52

   2. We note on January 26, 2024 you implemented a 4,000-for-1 share split for ordinary shares and that all per
share amounts and numbers of ordinary shares have been
                                                        retrospectively
adjusted. Please delete the reference to a "reverse" share split, as the 4,000-
                                                        for-1 split is not a
reverse share split but a regular share split. Please also correct the disclosure in Note 18
on page F-58 accordingly.
 Au Ho (Arthur) Chi
Wellchange Holdings Co Ltd
March 6, 2024
Page 2
Note 18. Subsequent Events, page F-58

3. We note that on February 7, 2024 you "proposed a 5-for-1 forward share split of ordinary shares which was approved by existing shareholders and board of directors, pursuant to which the Company is in the process of issuing additional shares." Please update your disclosures to reflect the issuance and retrospective adjustment of per share and share amounts in your next amendment, presuming that the issuance has occurred prior to your next amended filing or expand the disclosure to explain the delay in the issuance of shares.
Exhibit Index, page II-3

4. Please file an exhibit that includes the representations required by Instruction 2 to Item
       8.A.4 of Form 20-F if you intend to comply with the 15-month requirement rather than the
       12-month requirement for updating financial statements.
       Please contact Claire DeLabar at 202-551-3349 or Robert Littlepage at 202-551-3361 if
you have questions regarding comments on the financial statements and related matters. Please contact Uwem Bassey at 202-551-3433 or Matthew Crispino at 202-551-3456 with any other questions.



                                                           Sincerely,
FirstName LastNameAu Ho (Arthur) Chi
                                                           Division of
Corporation Finance
Comapany NameWellchange Holdings Co Ltd
                                                           Office of Technology
March 6, 2024 Page 2
cc:       Yarona L. Yieh
FirstName LastName